Exhibit 99.79

HIGHLANDER SILVER AND BEAR CREEK MINING ENTER INTO AN AMENDED AND
RESTATED ARRANGEMENT AGREEMENT TO REMOVE HIGHLANDER SILVER
SHAREHOLDER APPROVAL REQUIREMENT

All monetary amounts are expressed in Canadian dollars, unless otherwise indicated.

Toronto, Ontario, January 9, 2026 – Highlander Silver Corp. (TSX: HSLV) (“Highlander Silver”) and Bear Creek Mining Corporation (TSXV: BCM) (OTCQX: BCEKF) (BVL: BCM) (“Bear Creek”) announce today that they have entered into an amended and restated arrangement agreement dated January 9, 2026 (the “A&R Arrangement Agreement”) amending and restating the arrangement agreement dated December 18, 2025 (the “Original Agreement”) pursuant to which Highlander Silver will acquire all of the issued and outstanding common shares of Bear Creek (the “Bear Creek Shares”) (that it does not already own) by way of statutory plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”).

The Original Agreement provided for a special meeting of Highlander Silver’s shareholders (the “Highlander Meeting”) to be held for the purposes of approving the issuance of the common shares of Highlander (the “Highlander Shares”) issuable pursuant to the Arrangement and pursuant to the exercise of the share purchase warrants of Bear Creek (the “Bear Creek Warrants”) in accordance with their terms following the Arrangement, such special meeting to be held in accordance with the policies of the Toronto Stock Exchange (the “TSX”). At the time of entering into the Original Agreement, the maximum number of Highlander Shares issuable pursuant to: (i) the Arrangement – assuming the exercise, conversion or exchange for Bear Creek Shares of all of Bear Creek’s outstanding stock options, restricted share units and deferred share units as of the date of the Original Agreement being ultimately exchanged for Highlander Shares pursuant to the Arrangement – and (ii) upon exercise of the Bear Creek Warrants in accordance with their terms following the Arrangement, in the aggregate, was expected to be in excess of 25% of Highlander Silver’s issued and outstanding share capital at the effective time of the Arrangement, such that the Highlander Meeting would be required in order to comply with the policies of the TSX. Since entering into the Original Agreement, however, a sufficient number of share purchase warrants of Highlander Silver have been exercised for Highlander Shares in accordance with their terms to the effect that the Highlander Meeting is no longer required.

Accordingly, the A&R Arrangement Agreement amends and restates the Original Agreement to remove the requirement for the Highlander Meeting and all related matters. The A&R Arrangement Agreement also now contemplates that a special meeting of Bear Creek’s securityholders to approve the Arrangement and certain other matters will be held on or before February 19, 2026, with the related meeting materials to be mailed in connection with such meeting on or about January 21, 2026. All other principal terms of the Arrangement remain in effect.

For more information on the Arrangement, please refer to the initial press release dated December 19, 2025. A copy of the A&R Arrangement Agreement will be available under Highlander Silver’s and Bear Creek’s profiles at www.sedarplus.ca.

About Highlander Silver

Highlander Silver is primarily focused on advancing the bonanza grade San Luis gold-silver project that is located adjacent to the past-producing Pierina mine in Central Peru. San Luis hosts Indicated Mineral Resources of 356 koz Au at 24.4 g/t Au and 8.4 Moz Ag at 579 g/t Ag and ranks among the 10 highest grade projects globally in both gold and silver categories.1 Highlander Silver’s significant shareholders include the Augusta Group, which boasts an exceptional track record of value creation totaling over $4.5 billion in exit transactions, and strategic shareholders, the Lundin family and Eric Sprott.

[1]	S&P Global rankings including the San Luis gold-silver project.

About Bear Creek

Bear Creek is a precious metals producer with a world-class development asset. The Corani Project in Puno, Peru is one of the largest fully permitted silver deposits in the world and is highlighted by its substantial reserves and resources, low estimated operating costs and overwhelming community support. The Mercedes mine in Sonora, Mexico is a cash flow generating gold mine with operational upside and exciting exploration potential.

Information contact

Highlander Silver

Arun Lamba, Vice President Corporate Development

Email: alamba@highlandersilver.com

Bear Creek

Barbara Henderson, Vice President Corporate Communications

Direct: 604-628-1111

E-mail: barb@bearcreekmining.com

www.bearcreekmining.com

Scientific and Technical Information

Scientific and technical information in the news release  relating to the San Luis Project are taken from the technical report entitled, “Technical Report on the San Luis Property” dated January 15, 2025, prepared by independent “qualified person” (as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects), Martin Mount, MSc MCSM FGS CGeol FIMMM Ceng, and available on Highlander Silver’s SEDAR+ profile at www.sedarplus.ca.

Forward-looking statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release.

In this news release, forward-looking statements relate to, among other things, statements regarding the proposed acquisition by Highlander Silver of all of the shares in the capital of Bear Creek pursuant to the Arrangement and the terms thereof and the projections as at the date of this news release and the date of the Original Agreement; the number of Highlander Shares issuable pursuant to the Arrangement and pursuant to the exercise of the Bear Creek Warrants in accordance with their terms following the Arrangement, and the timing of the meeting of Bear Creek’s securityholders. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. These forward-looking statements are no guarantees of future results and involve risks and uncertainties that may cause actual results to differ materially from the potential results discussed in the forward-looking statements.

In respect of the forward-looking statements, Highlander Silver and Bear Creek have relied on certain assumptions that they believe are reasonable at this time, including assumptions as to the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, court, shareholder, stock exchange and other third party approvals and the ability of the parties to satisfy, in a timely manner, the other conditions to the completion of the Arrangement. This timeline may change for a number of reasons, including unforeseen delays in preparing meeting materials; inability to secure necessary regulatory, court, shareholder, stock exchange or other third-party approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Arrangement. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times.

Risks and uncertainties that may cause such differences include but are not limited to: the risk that the Arrangement may not be completed on a timely basis, if at all; the conditions to the consummation of the Arrangement may not be satisfied; the risk that the Arrangement may involve unexpected costs, liabilities or delays; the possibility that legal proceedings may be instituted against Highlander Silver, Bear Creek, and/or others relating to the Arrangement and the outcome of such proceedings; the possible occurrence of an event, change or other circumstance that could result in termination of the Arrangement; risks relating to the failure to obtain necessary shareholder, court and stock exchange approvals; other risks inherent in the mining industry. Failure to obtain the requisite approvals, or the failure of the parties to otherwise satisfy the conditions to or complete the Arrangement, may result in the Arrangement not being completed on the proposed terms, or at all. In addition, if the Arrangement is not completed, the announcement of the Arrangement and the dedication of substantial resources of Highlander Silver and Bear Creek to complete the Arrangement could have a material adverse impact on each of Highlander Silver’s and Bear Creek’s share price, its current business relationships and on the current and future operations, financial condition, and prospects of each of Highlander Silver and Bear Creek.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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